UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Venus Concept, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92332W 105

(CUSIP Number)

R. Scott Barry

EW Healthcare Partners, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,062,042 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,431,947 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,431,947 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 163,427 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 178,310 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,310 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Fund IX-GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,225,469 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,610,257 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,610,257 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,225,469 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,610,257 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,610,257 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14	TYPE OF REPORTING PERSON CO

(1)     See Item 5 below.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,225,469 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,610,257 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,610,257 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,225,469 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,610,257 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,610,257 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,225,469 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,610,257 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,610,257 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Wiggins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,225,469 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,610,257 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,610,257 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,225,469 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,610,257 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,610,257 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.9%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

SCHEDULE 13D/A

Explanatory Note. This Amendment No. 10 (“Amendment No. 10”) amends Amendment No. 9 to Schedule 13D filed on October 23, 2023 (as amended, the “Amended Schedule 13D”), and relates to the Reporting Persons’ beneficial ownership of shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Venus Concept, Inc. (the “Issuer”). Only those items that are hereby reported are amended; all other items reported in the Amended Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 10 have the meanings ascribed to them in the Amended Schedule 13D.

Item 1.	Security and Issuer.

(a) Name of Issuer: Venus Concept Inc.

(b) Address of Issuer’s Principal Executive Office: 235 Yorkland Blvd., Suite 900, Toronto, ON M2J 4Y8

(c) Title and Class of Securities: Common Stock

(d) CUSIP Number: 92332W 105

Item 2.	Identity and Background.

(a) This Amendment No. 10 is being filed jointly by EW Healthcare Partners L.P., a Delaware limited partnership (“EWHP”), EW Healthcare Partners-A L.P., a Delaware limited partnership (“EWHP-A”), Essex Woodlands Fund IX-GP, L.P., a Delaware limited partnership ( “Essex IX Fund GP”), Essex Woodlands IX, LLC, a Delaware limited liability company (“Essex IX General Partner”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual, Petri Vainio, an individual, and Steve Wiggins, an individual (each a “Manager”, collectively, the “Managers”, and together with the EWHP, EWHP-A, Essex IX Fund GP and the Essex IX General Partner, the “Reporting Persons”).

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

(c) The Principal business of EWHP and EWHP-A is growth capital investments. The principal business of Essex IX Fund GP is to act as the general partner of EWHP and EWHP-A. The principal business of Essex IX General Partner is to act as the general partner of Essex IX Fund GP. The principal business of the Managers is to direct the activities of Essex IX General Partner.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: (i) EWHP is a Delaware limited partnership; (ii) EWHP-A is a Delaware limited partnership; (iii) Essex IX Fund GP is a Delaware limited partnership; (iv) Essex IX General Partner is a Delaware limited liability company; (v) the Managers are all individuals who are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth under Item 6 hereof is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Convertible Notes (as defined below) solely for the purpose of investment. The Reporting Persons may make additional purchases of the Company’s securities either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic conditions, money and stock market conditions and other future developments.

Except as described in this Amendment No. 10 to Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

The information set forth under Items 3 and 6 hereof is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

TOTAL OUTSTANDING SHARES. According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2023, the number of shares of the Issuer’s Common Stock outstanding on November 10, 2023 was 5,529,149 shares. For purposes of calculating the total outstanding shares of Common Stock on the date of filing of this Amendment No. 10, the Reporting Persons have included 1,598,721 shares of Common Stock issuable in connection with the Convertible Notes.

EWHP INVESTORS. As of the date of filing of this Amendment No. 10, the Reporting Persons are the beneficial owners of (i) 1,089,190 shares of the Issuer’s Common Stock (1,047,064 shares held by EWHP and 42,126 shares held by EWHP-A), (ii) 1,000,050 shares of the Issuer’s Common Stock (961,370 shares held by EWHP and 38,680 shares held by EWHP-A), issuable upon conversion of 1,500,000 shares of Voting Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (1,441,983 shares held by EWHP and 58,017 shares held by EWHP-A), acquired in November 2022 (the “Junior Preferred Stock”), (iii) 1,090,403 shares of the Issuer’s Common Stock (1,048,230 shares held by EWHP and 42,173 shares held by EWHP-A), issuable upon conversion of the Senior Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (“Senior Preferred Stock”), which are convertible within 60 days of the date hereof (for the avoidance of doubt, these shares are subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market as noted below), (iv) 12,373 shares of the Issuer’s Common Stock issuable upon the exercise of Warrants held by EWHP-A, which were exercisable beginning on May 7, 2020, (v) 307,539 shares of the Issuer’s Common Stock issuable upon the exercise of Warrants held by EWHP, which were exercisable beginning September 16, 2020, (vi) stock options issued to R. Scott Barry to purchase 5,426 shares of the Issuer’s Common Stock (5,216 shares held for the benefit of EWHP and 210 shares held for the benefit of EWHP-A), which will be exercisable within 60 days of the date hereof, and (vii) 1,105,277 shares of the Issuer’s Common Stock issuable upon conversion of the Convertible Notes (1,062,529 shares held by EWHP and 42,748 shares held by EWHP-A), which are convertible within 60 days of the date hereof (for the avoidance of doubt, these shares are subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market as noted below).

The shares of the Issuer’s Common Stock shown to be beneficially owned before the date of this filing exclude (a) 2,991,458 shares of the Issuer’s Common Stock issuable upon conversion of 1,121,783 shares of Senior Preferred Stock held by EWHP, (b) 120,352 shares of the Issuer’s Common Stock issuable upon conversion of 45,131 shares of Senior Preferred Stock held by EWHP-A, (c) 474,361 shares of the Issuer’s Common Stock issuable upon conversion of $593,425 principal value of the Convertible Notes held by EWHP, and (d) 19,083 shares of the Issuer’s Common Stock issuable upon conversion of $23,873 principal value of Convertible Notes held by EWHP-A, as such conversions cannot occur within 60 days after the date hereof due to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market.

(a) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. The number of shares listed in Row 9, Row 10 and Row 11 for each Reporting Person includes the shares of Common Stock held by the Reporting Person, shares of Common Stock issuable upon conversion of shares of Junior Preferred Stock held by the Reporting Person, shares of Common Stock issuable upon conversion of shares of Senior Preferred Stock held by the Reporting Person within 60 days of the date hereof (subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market), shares of Common Stock issuable upon the exercise of the Warrants held by the Reporting Person, shares of Common Stock issuable upon exercise of the stock options held by the Reporting Person, and shares of Common Stock issuable upon the conversion of the Convertible Notes held by the Reporting Person.

Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated including 5,529,149 shares of the Issuer’s Common Stock outstanding as of November 30, 2023, plus 1,000,050 additional shares of the Issuer’s Common Stock, which are issuable upon conversion of the Junior Preferred Stock held by the Reporting Persons (961,370 shares held by EWHP and 38,680 shares held by EWHP-A), plus 1,090,403 additional shares of the Issuer’s Common Stock (1,048,230 shares held by EWHP and 42,173 shares held by EWHP-A), which are issuable upon conversion of the Senior Preferred Stock held by the Reporting Persons within 60 days of the date hereof (for the avoidance of doubt, these shares are subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market described in above), plus 319,912 additional shares of the Issuer’s Common Stock which are issuable upon exercise of the warrants held by the Reporting Persons (307,539 shares held by EWHP and 12,373 shares held by EWHP-A), plus 5,426 additional shares of the Issuer’s Common Stock which are issuable upon exercise of the options issued to R. Scott Barry as a director for benefit of the Reporting Persons (5,216 shares held for the benefit of EWHP and 210 shares held for the benefit of EWHP-A) and exercisable within the next 60 days of the date hereof, plus 1,105,277 shares of the Issuer’s Common Stock issuable upon conversion of the Convertible Notes (1,062,529 shares held by EWHP and 42,748 shares held by EWHP-A), which are issuable upon conversion of the Convertible Notes held by the Reporting Persons within 60 days of the date hereof (for the avoidance of doubt, these shares are subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market described in above).

All amounts are treated as converted into Common Stock only for the purpose of computing the percentage ownership of each Reporting Person.

(c) Since the filing of the Amended Schedule 13D on October 23, 2023, the only transactions in Issuer’s securities by the Reporting Persons were the Convertible Notes purchased on January 18, 2024 and reported herein.

(d) and (e) not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Note Purchase Agreement

On January 18, 2024, the Company Venus Concept USA Inc. (“Venus USA”), Venus Concept Canada Corp. (“Venus Canada”) and Venus Concept Ltd. (“Venus Israel,” and together with Venus USA and Venus Canada, the “Guarantors”) entered into a Note Purchase and Registration Rights Agreement (the “Note Purchase Agreement”) with EWHP and EWHP-A (together, the “Investors”). Pursuant to the Note Purchase Agreement, the Company issued and sold to the Investors $2,000,000 in aggregate principal amount of secured subordinated convertible notes (the “Convertible Notes”).

The terms of the Convertible Notes are described below under “Convertible Notes.” The Convertible Notes are secured by a Guaranty and Security Agreement, dated January 18, 2024 (the “Security Agreement”), the terms of which are described below under “Security Agreement.”

Under the Note Purchase Agreement, the Company is required to file one or more demand shelf registration statements registering the resale of the shares of the Common Stock issuable upon conversion of the Convertible Notes. The Company is required to file the initial registration statement no later than March 18, 2024 and cause such registration statement to be declared effective by the SEC as soon as practicable thereafter.

The Note Purchase Agreement contains customary representations, warranties and covenants by the Company, as well as indemnification obligations of the Company, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and other obligations of the parties. The representations, warranties and covenants contained in the Note Purchase Agreement were made only for purposes of such agreement; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating such agreement; and may be subject to materiality and knowledge qualifiers applicable to the parties that differ from those applicable to the investors generally. Investors should not rely on such representations, warranties or covenants, or any description thereof, as characterizations of the actual state of facts or condition of the Company.

The foregoing description of the Note Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Note Purchase Agreement, a copy of which is filed as Exhibit 99.1 hereto.

Convertible Notes

The Convertible Notes accrue interest at a rate equal to the 90-day adjusted term Secured Overnight Financing Rate (SOFR) plus 8.50% per annum; provided, however, that if there is an Event of Default (as defined below), the then-applicable interest rate will increase by 4.00% per annum. Interest is payable in kind in arrears on the last business day of each calendar quarter of each year after the original issuance date, beginning on March 31, 2024. The Convertible Notes mature on December 9, 2025, unless earlier redeemed or converted, at which time all outstanding principal and interest is payable in cash, except as described below.

At any time prior to the maturity date, a holder may convert the Convertible Notes at their option into shares of Common Stock at the then-applicable conversion rate. The initial conversion rate is 799.3605 shares of Common Stock per $1,000 principal amount of Convertible Notes, which represents an initial conversion price of approximately $1.251 per share of Common Stock. Accordingly, a maximum of 1,598,721 shares of Common Stock may be issued upon conversion of the Convertible Notes at the initial conversion rate. The conversion rate is subject to customary anti-dilution adjustments.

If a holder seeks to convert the Convertible Notes, but such conversion cannot be fully effectuated due to the application of the rules of the Nasdaq Capital Market, the Company is required to use commercially reasonable efforts to file a proxy statement with the SEC within 75 days after such desired conversion seeking requisite stockholder approval to issue all shares of Common Stock in excess of such limitation imposed by the Nasdaq Capital Market.

The Convertible Notes are redeemable, in whole and not in part, at the Company’s option at any time, at a redemption price equal to the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, the redemption date, plus a redemption premium. The Company’s redemption option is subject to satisfaction of the conditions set forth in the Convertible Notes, including that a registration statement covering the resale of the shares of Common Stock issuable upon conversion of the Convertible Notes is effective and available for use.

The Investors have certain rights to require a successor entity to assume the Convertible Notes upon certain corporate events that constitute a “Fundamental Transaction,” as defined in the Convertible Notes. A Fundamental Transaction includes certain business combination transactions involving the Company. In the event of a “Change of Control,” as defined in the Convertible Notes, the Convertible Notes are redeemable at the option of the holder at par plus accrued and unpaid interest on the Convertible Notes subject to redemption, without a premium. A Change of Control includes acquisitions of 50% or more of the voting equity of the Company, other than by certain existing stockholders.

The Convertible Notes have customary provisions relating to the occurrence of “Events of Default,” as defined in the Convertible Notes. An Event of Default includes the following: (i) the Company’s failure to deliver the required number of shares of Common Stock issuable upon conversion of the Convertible Notes within ten trading days after the applicable conversion date; (ii) the Company’s failure to pay the holder any principal, interest or any other amount due under any other transaction agreement; (iii) a default under that certain Loan and Security Agreement, dated December 8, 2020, among Venus USA, as borrower, the Company, as guarantor, and City National Bank of Florida, as agent and lender; (iv) certain events of bankruptcy, insolvency and reorganization involving any obligor, or any of the Company’s subsidiaries; (v) the rendering of certain final judgments against the Company or any guarantor for the payment of more $500,000, where such judgment remains unpaid for a period of thirty (30) consecutive days; (vi) the Company’s failure to comply with certain covenants in the Convertible Notes; (vii) any representation or warranty of the Company in any transaction document is incorrect or misleading in any material respect when given; (viii) the failure of any obligor to comply with any covenants in the transaction documents which is not cured within 30 days; (ix) the failure of any material provision of the transaction document to be enforceable against the Company or its subsidiaries party thereto; and (x) the Company’s Common Stock ceasing to be quoted on the Nasdaq Capital Market.

If an Event of Default occurs, then the Investors may, subject to the terms of the CNB Subordination Agreement (as defined below), (i) declare the outstanding principal amount of the Convertible Notes, all accrued and unpaid interest and all other amounts owing under the Convertible Notes and other transaction documents entered into in connection therewith to be immediately become due and payable, without any further action or notice by any person, and (ii) exercise all rights and remedies available to them under the Convertible Notes, the Security Agreement and any other document entered into in connection with the foregoing.

In the case of conversion of the Convertible Notes on the maturity date, any redemption date or any date of any required payment upon an Event of Default, as applicable, on which the entire outstanding principal of Notes is to be repaid, redeemed or prepaid in full, the Company, at the option of the holder, may satisfy its obligation to pay cash by delivering a combination of cash and shares of Common Stock, with such shares of Common Stock valued in accordance with the then-effective conversion rate.

The Convertible Notes are not assignable to a third party, other than to an affiliate of the Investors, without the prior written consent of the Company and subject to certain conditions and exceptions set forth in the Convertible Notes.

The Convertible Notes constitute the Company’s secured, subordinated obligations and are (i) equal in right of payment with the Company’s existing and future senior unsecured indebtedness; (ii) senior in right of payment to the Company’s existing and future indebtedness that is expressly subordinated to the Convertible Notes; and (iii) subordinated to the Company’s existing secured indebtedness in a manner consistent with the Existing Subordination Agreements (as defined below).

The foregoing description of the Convertible Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the forms of Convertible Notes, copies of which are filed hereto as Exhibit 99.2 and Exhibit 99.3.

Security Agreement

On January 18, 2024, the Company and the Guarantors entered into the Security Agreement with EWHP, as collateral agent. Pursuant to the Security Agreement, the Guarantors jointly and severally guaranteed to the Investors the prompt payment of all outstanding amounts under the Convertible Notes when due. The Guarantors also granted to the Investors a security interest in substantially all of their assets to secure the obligations under the Convertible Notes.

Pursuant to the Security Agreement, during the continuance of an Event of Default under the Convertible Notes, if the Company is unable to repay all outstanding amounts under the Convertible Notes, the Investors may, subject to the terms of the CNB Subordination Agreement (as defined below), foreclose on the collateral to collateralize such indebtedness. Any such foreclosure could significantly affect the Company’s ability to operate its business.

The Security Agreement contains various covenants that limit the Company’s ability to engage in specified types of transactions. Subject to limited exceptions, these covenants include restrictions on the Company’s ability, to incur, create or permit to exist additional indebtedness, or liens, and to make certain changes to its ownership structure, in each case without the Investor’s consent.

The foregoing description of the Security Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Security Agreement, a copy of which is filed hereto as Exhibit 99.4.

CNB Subordination Agreement

On January 18, 2024, the Company and the Guarantors entered into a Subordination of Debt Agreement (the “CNB Subordination Agreement”) with City National Bank of Florida (“CNB”) and the Investors.

The CNB Subordination Agreement provides that the Convertible Notes are subordinated to the Company’s existing secured indebtedness with CNB, in a manner consistent with the subordination of the Secured Subordinated Convertible Notes, dated October 4, 2023 (the “Madryn Notes”), issued to Madryn Health Partners, LP and Madryn Health Partners (Cayman Master) (collectively, “Madryn”) pursuant to those certain existing Subordination of Debt Agreements, dated as of December 8, 2020 entered into by the Company and the Guarantors, CNB, and Madryn (the “Existing Subordination Agreements”). The Convertible Notes and the Madryn Notes are secured by the same collateral, except that the Convertible Notes also receive a first priority perfected security interest and lien on the Company’s right to receive certain amounts from the Internal Revenue Service in respect of certain employee retention credits claimed by the Company (defined in the Convertible Notes as the “ERC Claim”).

The foregoing description of the CNB Subordination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CNB Subordination Agreement, a copy of which is filed hereto as Exhibit 99.5.

Item 7.	Material to be filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated January 22, 2024.

Exhibit 99.1:	Note Purchase and Registration Rights Agreement, dated January 18, 2024, by and among Venus Concept Inc., Venus Concept USA Inc., Venus Concept Canada Corp., Venus Concept Ltd., EW Healthcare Partners, L.P. and EW Healthcare Partners-A, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on January 19, 2024).

Exhibit 99.2:	Form of Secured Subordinated Convertible Note Issued by Venus Concept Inc. to EW Healthcare Partners, L.P. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on January 19, 2024).

Exhibit 99.3:	Form of Secured Subordinated Convertible Note Issued by Venus Concept Inc. to EW Healthcare Partners-A, L.P. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer on January 19, 2024).

Exhibit 99.4:	Guaranty and Security Agreement, dated January 18, 2024, by and among Venus Concept Inc., Venus Concept USA Inc., Venus Concept Canada Corp., Venus Concept Ltd. and EW Healthcare Partners, L.P., as Collateral Agent (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Issuer on January 19, 2024).

Exhibit 99.5:	Subordination of Debt Agreement, dated January 18, 2024, by and among Venus Concept Inc., Venus Concept USA Inc., Venus Concept Canada Corp., Venus Concept Ltd., City National Bank of Florida, EW Healthcare Partners, L.P. and EW Healthcare Partners-A, L.P. (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer on January 19, 2024).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2024

EW HEALTHCARE PARTNERS, L.P.		INDIVIDUALS:

By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner

By:	Essex Woodlands IX, LLC,	/s/ Martin P. Sutter
	Its General Partner	Name: Martin P. Sutter

By:	/s/ R. Scott Barry	/s/ R. Scott Barry
	Name: R. Scott Barry	Name: R. Scott Barry
Title: Manager

EW HEALTHCARE PARTNERS-A, L.P.

/s/ Ronald W. Eastman
Name: Ronald W. Eastman
By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner

By:	Essex Woodlands IX, LLC	/s/ Petri Vainio
	Its General Partner	Name: Petri Vainio

By:	/s/ R. Scott Barry	/s/ Steve Wiggins
	Name: R. Scott Barry	Name: Steve Wiggins
Title: Manager

ESSEX WOODLANDS FUND IX-GP, L.P.

By:	Essex Woodlands IX, LLC,
Its General Partner

By:	/s/ R. Scott Barry
Name: R. Scott Barry
Title: Manager

ESSEX WOODLANDS IX, LLC

/s/ R. Scott Barry
Name: R. Scott Barry
Title: Manager